

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via Email</u>
Mr. Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
5455 Sunset Boulevard
Lexington, South Carolina  29072

     **Re: First Community Corporation**
         **Registration Statement on Form S-1**
         **Filed May 15, 2012**
         **File number 333-181437**

Dear Mr. Crapps:

     We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Disclose the number of shares being offered.  See Item 501(b)(2) of Regulation S-K

2. Disclose how the share price will be determined.  See Instruction 2 to Item 501(b)(3) of Regulation S-K.

3. Revise the cover page to describe the nature of the underwriting commitment.  We note from later disclosure in the prospectus that this is apparently to be a firm commitment offering.  See Item 501(b)(8) of Regulation S-K.

The Company, page 1

4.  Please disclose that you are operating under an MOU and an OCC regulatory agreement.

5.  Please disclose that over 70% of your loans are collateralized with commercial real estate.  We note the related risk factor information at the bottom of page 19.

Planned Repurchase of Our Preferred…, page 6

6.  Please disclose that, if completed, these repurchases will require the use of all or nearly all the proceeds of this offering.

7.  Please update this section as of the most recent practicable date.

8.  Indicate the TARP related consequences for the company, e.g., less interest expense, and, what you will do with the offering proceeds if you are not allowed to pursue these repurchases.

Regulatory Agreements, page 6

9.  Please revise to disclose if any of the terms of the MOU may have a material impact on your business operations and financial performance.  Please also revise to disclose the terms of the agreement with the OCC.  If you have already done this, please confirm supplementally.

Exhibit Index

10. You will need to file any underwriting agreement as an exhibit.  See Item 601 of Regulation S-K.  Please revise.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney Advisor

By Email to: Neil Grayson
Neil.Grayson@NelsonMullins.com